UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294100102
(CUSIP Number)

James C. Roumell

Roumell Asset Management, LLC

2 Wisconsin Circle, Suite 640

Chevy Chase, MD 20815

(301) 656-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 294100102

1	Name of Reporting Person Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,702,559 (1)
	8	Shared Voting Power 66,920 (2)
	9	Sole Dispositive Power 2,702,559 (1)
	10	Shared Dispositive Power 66,920 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person IA

(1)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the “Fund”).

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients.

CUSIP No.: 294100102

1	Name of Reporting Person James C. Roumell I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,702,559 (1)
	8	Shared Voting Power 66,920 (2)
	9	Sole Dispositive Power 2,702,559 (1)
	10	Shared Dispositive Power 66,920 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person IN

(1)	Includes 2,702,559 shares of Common Stock held by the Fund. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.

(2)	These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Mr. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by RAM.

CUSIP No.: 294100102

1	Name of Reporting Person Matthew M. Loar I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No.: 294100102

1	Name of Reporting Person Edward Terino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the Appropriate Box if a Member of a Group ☐ (a) ☐ (b)
3	SEC Use Only
4	Source of Funds
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No.: 294100102

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020, as amended by Amendment No. 1 filed with the SEC on December 4, 2020, Amendment No. 2 filed with the SEC on December 7, 2020, Amendment No. 3 filed with the SEC on December 8, 2020, Amendment No. 4 filed with the SEC on December 14, 2020, Amendment No. 5 filed with the SEC on December 18, 2020, Amendment No. 6 filed with the SEC on December 21, 2020, Amendment No. 7 filed with the SEC on December 22, 2020, Amendment No. 8 filed with the SEC on December 23, 2020, Amendment No. 9 filed with the SEC on December 29, 2020 and Amendment No. 10 filed with the SEC on December 30, 2020 (as amended, the “Schedule 13D”).

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and supplemented as follows:

On December 31, 2020, RAM issued a press release (the “Press Release”) acknowledging that each of Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”), the world’s leading proxy advisory firms, have recommended against the re-election of Dr. Rabbani at the Annual Meeting. RAM also announced that one of the Issuer’s five largest shareholders, Evermore Global Advisors, LLC, has expressed its support for RAM’s campaign to remove Dr. Rabbani from the Board. RAM also noted that the Issuer’s largest shareholder, Harbert Fund Advisors Inc., has already publicly acknowledged its well-founded frustration with the Issuer, the Board and management. The Press Release also included that RAM continues to solicit proxies for the election of the Matthew M. Loar and Edward Terino at the Annual Meeting and warned the Issuer’s shareholders to remain on high-alert for any last-minute entrenchment efforts by the Board. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

A brief description of Mr. Loar’s and Mr. Terino’s work biographies are below:

Matthew M. Loar

Matthew M. Loar is an independent financial consultant to public and private companies in the health care industry, and has been performing services in this capacity since July 2019. He previously served as the Chief Financial Officer of Mateon Therapeutics, Inc., a public biopharmaceutical company, from July 2015 until his resignation in June 2019. Earlier in his career, Mr. Loar served as Chief Financial Officer of KineMed, Inc., a privately held biotechnology company, from January 2014 to July 2015. Mr. Loar has also previously served as acting Chief Executive Officer and Chief Financial Officer of Neurobiological Technologies, Inc. (“NTI”), a publicly traded pharmaceutical company, from 2010 through 2019 and as Chief Financial Officer of Virolab, Inc., a biotechnology company, from 2011 to 2012. Previously, he was Chief Financial Officer of NTI from 2008 to 2009. Earlier in his career, Mr. Loar was Chief Financial Officer of Osteologix, Inc., a publicly traded pharmaceutical company, from 2006 to 2008, and of Genelabs Technologies, Inc., a publicly traded biopharmaceutical and diagnostics company, from 1995 to 2006. Prior to moving into the biopharmaceutical industry in 1995, he served as Manager, Corporate Accounting at the North American Corporate Headquarters of CBR Cement Corporation from 1991 to 1995, and as an Audit Manager from Coopers & Lybrand from 1986 to 1991. Mr. Loar has served on the board of NTI from 2010 to 2019. Mr. Loar also has previously served on the board of Transcept Pharmaceuticals, Inc. from 2013 to 2014 and Silicon Valley Chapter of Financial Executives International (“SVFEI”) from 1999 to 2004. He also served as Treasurer of SVFEI from 2001 to 2003. Mr. Loar received a B.A. in Legal Studies from the University of California, Berkeley and is a Certified Public Accountant (inactive) in California.  We believe Mr. Loar’s extensive background in the biotechnology and pharmaceutical industries and specific knowledge of financial, accounting and legal issues within the industries qualify him to serve on the Board.

Edward Terino

Edward Terino currently serves as the President of GET Advisory Services, a New Hampshire-based consulting business providing strategy planning and financial management consulting services focused on the Media, Technology, Education and Maritime Transportation industries that he started in 2009. From April 2016 to February 2019, he served as the Chief Executive Officer of SeaChange International Inc. (“SeaChange”), a global leader in video technology solutions to content owners, telecommunications providers and cable operators. He also served as Chief Operational Officer of SeaChange from June 2015 to April 2016. Mr. Terino was previously the Chief Executive Officer and President of Arlington Tankers Ltd. from July 2005 until its merger with General Maritime in December 2008. He previously served as Senior Vice President and Chief Financial Officer of Art Technology Group, Inc. from September 2001 to June 2005; Senior Vice President, Chief Financial Officer and Treasurer of Applix, Inc. from April 1999 to September 2001; and Chief Financial Officer, Treasurer and Secretary of Celerity Solutions, Inc. from 1996 to 1999. Mr. Terino served in various positions at Houghton Mifflin, including Vice President of Finance, Planning and Operations, from 1985 to 1996. He began his career in 1976 at Deloitte & Touche and spent nine years in their consulting services organization, where, among other roles, Mr. Terino served as lead consultant on a number of engagements within the healthcare industry, including the evaluation of internal controls for several healthcare organizations and of information systems for several hospitals, all in the greater Boston area. Mr. Terino currently serves on the board of Zagg Inc., a global mobile lifestyle company. Mr. Terino previously served on the boards of SeaChange from July 2010 to February 2019; Baltic Trading Limited from March 2010 until its merger with Genco Shipping and Trading Ltd. in July 2015; Extreme Networks from October 2012 to November 2013; S1 Corporation from April 2007 until its sale to ACI Worldwide, Inc. in February 2012; and Phoenix Technologies Ltd. from November 2009 until its sale to Marlin Equity Partners in November 2010. Mr. Terino has served as Chairman of the Audit Committee and a member of the Compensation Committee on most of these boards. Mr. Terino earned a M.B.A. from Suffolk University–Sawyer School of Management and a B.S. in Management from Northeastern University. We believe Mr. Terino’s executive management and strategy-planning experience and background in consulting in the technology and healthcare industries qualify him to serve on the Board.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS:

99.1	Press Release, dated December 31, 2020.

CUSIP No.: 294100102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2020	James C. Roumell

	By:	/s/ James C. Roumell, by Craig L. Lukin, attorney-in-fact,
pursuant to a Power of Attorney previously filed
	Name:	James C. Roumell

December 31, 2020	Roumell Asset Management, LLC

	By:	/s/ James C. Roumell, by Craig L. Lukin, attorney-in-fact,
pursuant to a Power of Attorney previously filed
	Name:	James C. Roumell
	Title:	President

December 31, 2020	Matthew M. Loar

	By:	/s/ Matthew M. Loar
	Name:	Matthew M. Loar

December 31, 2020	Edward Terino

	By:	/s/ Edward Terino
	Name:	Edward Terino